Exhibit 99.1

Huize Reports Third Quarter 2023 Unaudited Financial Results

SHENZHEN, China, November 17, 2023 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operational Highlights

•

Driving high-quality growth: Gross Written Premiums (“GWP”) facilitated year to date on our platform were RMB4,555.5 million, increased by 31.7% year-over-year. Within GWP, First Year Premiums (“FYP”) accounted for RMB2,203.1 million, up 54.1% year-over-year. Renewal premiums year to date increased by 16.0% year-over-year to RMB2,352.4 million. Increases in premiums were driven primarily by our high-quality customer base, sustainably high persistency ratios, and the diverse array of customized long-term insurance products we distribute.

•

Focused cost management and improving profitability: Gross profit margin improved by 6.0 percentage points year-over-year to 35.3% driven by improved customer acquisition efficiency. Operating expense-to-revenue ratio continued to improve, decreasing by 3.9 percentage points year-over-year to 29.0%. Net profit in the third quarter of 2023 was RMB20.2 million (US$2.8 million) and non-GAAP net profit was RMB18.5 million, marking the fourth consecutive quarter of profitability.

•

Cumulative number of insurance clients served increased to approximately 9.1 million as of September 30, 2023. We cooperate with 121 insurer partners, including 75 life & health insurance companies and 46 property & casualty insurance companies, as of September 30, 2023.

•	As of September 30, 2023, cash and cash equivalents were RMB258.4 million (US$35.4 million).

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “We are pleased to report our fourth consecutive quarter of profitability, with net profit of RMB20.2 million and non-GAAP net profit of RMB18.5 million. This solid performance is a testament to the progress we have made in acquiring high-quality customers, rolling out a diverse array of cost-effective, customized long-term insurance products, and our omnichannel distribution capabilities integrating online and offline channels, with a focus on maximizing the lifetime value of our users. Despite the challenging macroeconomic and industry environment, we once again delivered a sound financial performance for the third quarter reflecting our resilient business performance amid a turbulent market.”

“During the quarter, our strategic focus remained squarely on distributing long-term insurance products, which accounted for 90.9% of GWP. This is the sixteenth consecutive quarter where this figure has exceeded 90%. FYP for our annuity products tripled during the quarter on a year-over-year basis, capitalizing on market demand for retirement savings products. Our high-quality customer base has contributed to persistency ratios of more than 95% as of the end of August, among the highest in the industry, for the 13th and 25th months of our long-term insurance products. This also led to a 25.2% sequential increase in renewal premiums during the quarter.”

“In the “To-A” segment, we continued to empower insurance agents with innovative technologies. In the third quarter, FYP facilitated by the “To-A” business reached RMB89.7 million, showing a 37.5% growth year-over-year. For the “To-C” segment, we remained committed to our “customer-centric” approach and continued to strengthen user engagement and enhance upselling capabilities. As a result, 38.4% of our long-term insurance products customers were repeat purchases from existing customers, increasing 4.7 percentage points year-over-year. Moving forward, we will leverage our deep customer insights to launch a wider range of innovative customized products to meet the growing demand for healthcare, accident, and retirement insurance products in addition to financial planning and wealth inheritance. We will also further optimize our O2O integration to empower our agents to drive sustainable, high-quality growth and create long-term sustainable shareholder value.”

Third Quarter 2023 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,245.1 million (US$170.7 million) in the third quarter of 2023, maintaining levels similar to RMB1,249.0 million in the same period of 2022. Within GWP, FYP accounted for RMB644.5 million (or 51.8% of total GWP), a decrease of 5.9% year-over-year. Renewal premiums accounted for RMB600.6 million (or 48.2% of total GWP), an increase of 6.5% year-over-year.

Operating revenue was RMB292.4 million (US$40.1 million) in the third quarter of 2023, a decrease of 16.9% from RMB351.8 million in the same period of 2022, primarily due to the decrease in FYP facilitated on our platform.

Operating costs

Operating costs were RMB189.3 million (US$25.9 million) in the third quarter of 2023, a decrease of 23.9% from RMB248.7 million in the same period of 2022. Operating costs decreased at a faster pace than operating revenue, primarily due to a reduction in channel expenses and an increase in upselling activities.

Operating expenses

Selling expenses were RMB49.1 million (US$6.7 million) in the third quarter of 2023, a decrease of 12.9% from RMB56.4 million in the same period of 2022, primarily due to a decrease in salaries and employment benefits.

General and administrative expenses were RMB21.5 million (US$2.9 million) in the third quarter of 2023, a decrease of 50.2% from RMB43.1 million in the same period of 2022, mainly due to a reduction in depreciation and amortization expenses and rental and utilities expenses.

Research and development expenses were RMB14.3 million (US$2.0 million) in the third quarter of 2023, a decrease of 12.6% from RMB16.4 million in the same period of 2022, primarily due to a decrease in employee costs.

Net profit and Non-GAAP net profit for the period

Net profit in the third quarter of 2023 was RMB20.2 million (US$2.8 million), compared with a net loss of RMB10.5 million in the same period of 2022.

Non-GAAP net profit was RMB18.5 million (US$2.5 million) in the third quarter of 2023, compared with a non-GAAP net loss of RMB9.8 million in the same period of 2022.

Cash and cash equivalents

As of September 30, 2023, the combined balance of the Company’s cash and cash equivalents amounted to RMB258.4 million (US$35.4 million), compared to RMB277.2 million as of December 31, 2022.

Share Repurchase Program

Year to date as of September 30, 2023, the Company had purchased an aggregate of 1,363,148 ADSs for a total amount of approximately US$1.7 million under its share repurchase program.

Conference Call

The Company’s management team will hold an earnings conference call at 7:00 A.M. Eastern Time on Friday, November 17, 2023 (8:00 P.M. Beijing/Hong Kong Time on Friday, November 17, 2023). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Third Quarter 2023 Earnings Conference Call

Registration Link: https://s1.c-conf.com/diamondpass/10034925-lfd3vp.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers, a passcode, and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of September 30
	2022	2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	277,168	258,437	35,422
Restricted cash	98,917	72,523	9,940
Short-term investments	—	9,556	1,310
Contract assets, net of allowance for doubtful accounts	49,888	33,704	4,620
Accounts receivables, net of allowance for impairment	250,667	134,504	18,434
Insurance premium receivables	1,792	2,410	330
Amounts due from related parties	489	373	51
Deferred costs	—	4,409	604
Prepaid expense and other receivables	71,818	97,530	13,368

Total current assets	750,739	613,446	84,079

Non-current assets
Contract assets, net of allowance for doubtful accounts	6,634	9,715	1,332
Property, plant and equipment, net	38,518	54,794	7,510
Intangible assets, net	53,498	52,853	7,244
Long-term investments	77,305	76,742	10,518
Operating lease right-of-use assets	162,180	119,099	16,324
Goodwill	461	461	63
Other assets	279	—	—

Total non-current assets	338,875	313,664	42,991

Total assets	1,089,614	927,110	127,070

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	150,000	19,800	2,714
Accounts payable	262,266	191,806	26,289
Insurance premium payables	27,567	39,128	5,363
Contract liabilities	4,034	3,935	539
Other payables and accrued expenses	58,251	41,198	5,647
Payroll and welfare payable	43,938	76,026	10,420
Income taxes payable	2,440	2,440	334
Operating lease liabilities	10,075	16,044	2,199
Amount due to related parties	495	1,718	236

Total current liabilities	559,066	392,095	53,741

Non-current liabilities
Deferred tax liabilities	12,491	12,048	1,651
Operating lease liabilities	176,032	132,796	18,201
Payroll and welfare payable	—	405	56

Total non-current liabilities	188,523	145,249	19,908

Total liabilities	747,589	537,344	73,649

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	8
Class B common shares	10	10	1
Treasury stock	(15,306)	(29,802)	(4,085)
Additional paid-in capital	904,935	905,601	124,123
Accumulated other comprehensive loss	(17,695)	(9,206)	(1,262)
Accumulated deficits	(531,127)	(478,926)	(65,642)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	340,879	387,739	53,143
Non-controlling interests	1,146	2,027	278

Total shareholders’ equity	342,025	389,766	53,421

Total liabilities and shareholders’ equity	1,089,614	927,110	127,070

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	338,536	279,110	38,255	862,156	923,029	126,512
Other income	13,254	13,334	1,828	37,341	36,516	5,005

Total operating revenue	351,790	292,444	40,083	899,497	959,545	131,517

Operating costs and expenses
Cost of revenue	(236,324)	(184,474)	(25,284)	(547,654)	(597,062)	(81,833)
Other cost	(12,369)	(4,841)	(664)	(24,427)	(15,663)	(2,147)

Total operating costs	(248,693)	(189,315)	(25,948)	(572,081)	(612,725)	(83,980)

Selling expenses	(56,395)	(49,129)	(6,734)	(189,850)	(162,751)	(22,307)
General and administrative expenses	(43,116)	(21,493)	(2,946)	(116,104)	(92,103)	(12,624)
Research and development expenses	(16,363)	(14,305)	(1,961)	(64,020)	(54,620)	(7,486)

Total operating costs and expenses	(364,567)	(274,242)	(37,589)	(942,055)	(922,199)	(126,397)

Operating profit/(loss)	(12,777)	18,202	2,494	(42,558)	37,346	5,120

Other income/(expenses)
Interest income/(expenses)	(1,924)	1,490	204	(4,469)	2,297	315
Unrealized exchange loss	(50)	(101)	(14)	(95)	(309)	(42)
Investment loss	(435)	(613)	(84)	(2,217)	(928)	(127)
Others, net	4,349	1,299	178	11,071	14,311	1,961

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	(10,837)	20,277	2,778	(38,268)	52,717	7,227

Share of income/(loss) of equity method investee	(393)	1,359	186	(3,033)	365	50

Net profit/(loss)	(11,230)	21,636	2,964	(41,301)	53,082	7,277

Net profit/(loss) attributable to non-controlling interests	(691)	1,467	201	(1,942)	881	121

Net profit/(loss) attributable to common shareholders	(10,539)	20,169	2,763	(39,359)	52,201	7,156

Net profit/(loss)	(11,230)	21,636	2,964	(41,301)	53,082	7,277
Foreign currency translation adjustment, net of tax	7,438	3,237	444	13,151	8,489	1,164
Comprehensive income/(loss)	(3,792)	24,873	3,408	(28,150)	61,571	8,441

Comprehensive income/(loss) attributable to non-controlling interests	(691)	1,467	201	(1,942)	881	121

Comprehensive income/(loss) attributable to Huize Holding Limited	(3,101)	23,406	3,207	(26,208)	60,690	8,320

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,021,183,878	995,606,092	995,606,092	1,022,391,802	1,004,018,221	1,004,018,221
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	(0.01)	0.02	0.00	(0.04)	0.05	0.01

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	(10,539)	20,169	2,763	(39,359)	52,201	7,156
Share-based compensation expenses	744	(1,684)	(231)	4,447	3,709	508

Non-GAAP net profit/(loss) attributable to common shareholders	(9,795)	18,485	2,532	(34,912)	55,910	7,664